Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (No. 333-37263, 333-88885, 333-49962 and 333-170576) on Form S-8 of Techne Corporation of our report dated July 8, 2011, with respect to the consolidated balance sheet of Tocris Holdings Limited as of December 31, 2010 and the related consolidated profit and loss account, and consolidated cash flow statement for the year then ended, which report appears in the Form 8-K/A of Techne Corporation dated July 8, 2011.

Our report dated July 8, 2011 includes an explanatory paragraph that states that accounting principles generally accepted in the United Kingdom vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature of such differences is presented in note 25 to the consolidated financial statements.

/s/ KPMG LLP

Bristol, United Kingdom

July 8, 2011